UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2020 (Report No. 7)

Commission file number: 001-38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On July 28, 2020, the previously announced 2020 Annual and Special General Meeting of Shareholders (the “Meeting”) of Therapix Biosciences Ltd. (the “Company”) was adjourned due to lack of the required quorum present to open and conduct the Meeting (notwithstanding the rehabilitation plan previously announced in the Company Report on Form 6-K filed on July 27, 2020). Accordingly, pursuant to the Company’s articles of association and the Company’s proxy statement related to the Meeting, the Meeting was adjourned to Tuesday, August 4, 2020 (the “Adjourned Date”). Due to, among other reasons, the COVID-19 pandemic, the adjourned Meeting will be held on the Adjourned Date via video conference, at 4:00 p.m. (Israel time), details of which will be provided prior to the adjourned Meeting.

Shareholders registered in their name in the Company’s shareholders’ register in Israel, and beneficial owners who hold their shares through the Company’s former nominees company, a member of the Tel Aviv Stock Exchange (“TASE”), may revoke or change their vote or vote their shares (i) in person at the Meeting by presenting a certificate of ownership signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000, as proof of ownership of the shares on the Record Date, or (ii) send such certificate along with a duly executed proxy and including a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s Registered Address (or by E-Mail or Fax); not less than 48 hours prior to the adjourned Meeting.

In addition, as reported on July 27, 2020, the Company received an Interim Relief Motion from the Insolvency Court (Tel Aviv-Jaffa District Court) (the “Court”). On July 29, 2020, the Court (Insolvency Case No. 53710-07-20), determined, that the Meeting is to be held on the Adjourned Date, and that on August 5, 2020 the Company will submit to the Court an update notice on the result of the Meeting, and thereafter a decision will be given on the Interim Relief Motion for the appointment of the temporary trustee.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.

Date: July 31, 2020	By:	/s/ Oz Adler
		Name:	Oz Adler
		Title:	Chief Financial Officer

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